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Attention: Erranga Dias

     Asia Timmons-Pierce

     Mindy Hooker

     Claire Erlanger

Re:	StandardAero, Inc.
Registration Statement on Form S-1 (File No. 333-281992)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, StandardAero, Inc. (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-281992) be accelerated to 3:00 p.m. Washington D.C. time on October 1, 2024, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-2258.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Patrick H. Shannon, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP

StandardAero, Inc.

6710 North Scottsdale Road, Suite 250

Scottsdale, Arizona 85253

September 27, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eranga Dias
Asia Timmons-Pierce
Mindy Hooker
Claire Erlanger
Division of Corporation Finance
Office of Manufacturing

Re:	StandardAero, Inc.
Registration Statement on Form S-1 (File No. 333-281992)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, StandardAero, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-281992) be accelerated by the Securities and Exchange Commission to 3:00 p.m. Washington D.C. time on October 1, 2024 or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 and that such effectiveness also be confirmed in writing.

Very truly yours,

StandardAero, Inc.

/s/ Daniel Satterfield
Name: Daniel Satterfield
Title: Chief Financial Officer

cc: (via e-mail)

Russell Ford, Chief Executive Officer, StandardAero, Inc.

Daniel Satterfield, Chief Financial Officer, StandardAero, Inc.

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

September 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eranga Dias

Asia Timmons-Pierce

Mindy Hooker

Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

Re:	StandardAero, Inc.

Registration Statement on Form S-1,

Registration No. 333-281992

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of StandardAero, Inc. (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 1, 2024, at 3:00 PM, Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

As representatives of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Manoj Vemula
Name: Manoj Vemula
Title: Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Daniel J.F. McCullough
Name: Daniel J.F. McCullough
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]